UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-25601
CUSIP Number: 111621108

(Check One):  ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☑ Form 10-Q  ☐ Form N-SAR ☐ Form N-CSR

For Period
Ended            April 30, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CSR
For the Transition Period
Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Brocade Communications Systems, Inc.

Full name of registrant

Former name if applicable

1745 Technology Drive

Address of principal executive office (Street and number)

San Jose, California 95110

City, state and zip code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.): ☐

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

On May 16, 2005, Brocade announced that it had concluded that it could not rely on the documentation used to support the recorded measurement dates for stock options granted in August 2003 through November 2004. In addition, the Company also determined that from 2001 through 2004, it had not appropriately accounted for the cost of stock based compensation for certain employees on leaves of absence and in transition roles prior to ceasing employment with Brocade. As a result, the Company is restating its financial statements for the fiscal years ending 2002 through 2004 to record additional charges for stock-based compensation expense. The Company expects related adjustments will be made to the Company’s financial information for fiscal 2001, as necessary.

As previously announced, Brocade’s Audit Committee has been performing an independent review of the Company’s stock option accounting for employees on leaves of absence and in transition and advisory roles during the period 2001 through 2004. The Company is working diligently to complete and file its amended Form 10-K for the fiscal year ended October 29, 2004, along with the restatement of its financial statements for prior fiscal years. However, until the Audit Committee review is completed, the Company is unable to prepare and file its Form 10-Q for the second fiscal quarter ended April 30, 2005 and the amended 2004 Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Antonio Canova	(408)	333-8000

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes  ☐  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes  ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 19, 2005, the Company furnished a Form 8-K to the SEC incorporating a press release which announced the Company’s financial results for the second fiscal quarter ended April 30, 2005. This press release contains estimates of the impact of the restatement of the Company’s financial statements on the financial results for the fiscal quarter ended May 1, 2004. These estimates, which are incorporated herein by reference, are subject to change based on the ongoing review conducted by the Company’s Audit Committee.

Brocade Communications Systems, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 10, 2005	By: /s/ Antonio Canova
Name: Antonio Canova Title: Vice President, Administration and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C.
1001).